UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ALLIANCE RESOURCE PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

01877R108

(CUSIP Number)

2502 E. 45th St.
Tulsa, Oklahoma 74105
(918) 583-7129

with a copy to:

R. Eberley Davis
Senior Vice President, General Counsel and Secretary
Alliance Resource Management GP, LLC
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119
(918) 295-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Kathleen Craft Mowry
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,580,988*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,580,988*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,580,988
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.0%**
14	Type of Reporting Person IN

*	The common units representing limited partner interests (the “ARLP common units”) of Alliance Resource Partners, L.P. (“ARLP”) attributable to Ms. Mowry consist of 16,580,988 ARLP common units held directly by her as trustee of the Kathleen S. Craft Revocable Trust.

**	Based on a total of 127,125,437 ARLP common units issued and outstanding as of November 7, 2023.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Kathleen Craft Mowry (formally Kathleen S. Craft, the “Reporting Person”) to amend the Schedule 13D filed on June 11, 2018 and the Schedule 13D/A filed on July 3, 2018 (together, the “Prior Schedule 13D”). This Amendment is being filed solely to correct a clerical error with respect to the number of common units of Alliance Resource Partners, L.P., a Delaware limited partnership (“ARLP”) that are held by the Reporting Person. The Prior Schedule 13D did not report 357,449 ARLP common units transferred to the Reporting Person pursuant to a divorce decree on November 10, 2011. The Prior Schedule 13D shall not be modified except as specifically provided herein. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) of the Prior Schedule 13D is hereby amended as follows:

(a) Kathleen Craft Mowry.

Item 3.	Source and Amount of Funds of Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and restated as follows:

The Reporting Person acquired 18,237,609 ARLP common units reported herein as part of the transactions contemplated by certain Simplification Agreement dated as of February 22, 2018 (the “Simplification Agreement”), by and among Alliance Holdings GP, L.P., a Delaware limited partnership (“AHGP”), Alliance GP, LLC, a Delaware limited liability company and the general partner of AHGP (“AGP”), certain subsidiaries of AHGP and AGP, ARLP, Alliance Resource Management GP, LLC, a Delaware limited liability company and the general partner of ARLP (“MGP”), and SGP. The transactions contemplated by the Simplification Agreement (the “Simplification Transactions”) were closed on May 31, 2018.

The Simplification Transactions were effected in part through a merger, whereby Wildcat GP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of AGP (“Merger Sub”), merged with and into AHGP, with AHGP surviving and continuing to exist as a Delaware limited partnership (the “Merger”). By virtue of the Merger, each AHGP common unit that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the AHGP common units held by the owners of SGP, was canceled and converted into the right to receive approximately 1.4782 ARLP common units held by AHGP and its subsidiaries immediately prior to the Effective Time (the “Exchange Units”), and the AHGP common units held by the owners of SGP immediately prior to the Effective Time were canceled and converted into the right to receive 29,188,997 Exchange Units, which equals (i) the product of the number of AHGP common units held by the owners of SGP immediately prior to the Effective Time multiplied by 1.4782, minus (ii) 1,322,388 ARLP common units to be issued to the owners of SGP pursuant to the transactions immediately following the Merger (as described below). As part of the Merger, all of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time were converted into and became limited partner interests in AHGP and were held momentarily by SGP. All AHGP deferred phantom units that were outstanding immediately prior to the Effective Time were paid in full and deemed to have been converted into AHGP common units and had a right to receive a portion of the Exchange Units on the same economically equivalent basis as the other AHGP unitholders as described above.

Immediately following the closing of the Merger, (i) SGP contributed all of the limited partner interests in AHGP to ARLP in exchange for 1,322,388 ARLP common units being issued to the owners of SGP, with the JWC III Rev Trust and the Kathleen S. Craft Revocable Trust each receiving 661,194 ARLP common units, and ARLP was admitted as the sole limited partner of AHGP, and (ii) AGP contributed all of the limited liability company interests of New AHGP GP, which became the new general partner of AHGP, to ARLP, and ARLP was admitted as the sole member of New AHGP GP. The number of ARLP common units issued to the owners of SGP upon the closing of the Simplification Transactions was calculated pursuant to the Simplification Agreement on an economically equivalent basis in exchange for a 1.0001% general partner interest in Alliance Resource Operating Partners, L.P., a Delaware limited partnership (“AROP”), and a 0.001% managing membership interest in Alliance Coal, LLC, a Delaware limited liability company (“Alliance Coal”), in each case in connection with ARLP’s last quarterly distribution of available cash prior to the closing of the Simplification Transactions.

The foregoing description of the Simplification Agreement and the Simplification Transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Simplification Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

In addition, the Reporting Person acquired 20,960 ARLP common units reported herein through SGP pursuant to the Amendment (as defined below). On May 31, 2018, AHGP entered into a First Amendment to Contribution Agreement (the “Amendment”), by and among ARLP, MGP, SGP, ARM GP Holdings, Inc., a Delaware corporation, MGP II and AHGP. The purpose of the Amendment was to correct an error in the previous calculation of ARLP common units to be issued to SGP upon completion of the transactions contemplated by that certain Contribution Agreement dated July 28, 2017 (the “Original Agreement”), by and among the parties to the Amendment. The number of ARLP common units issued to SGP pursuant to the Original Agreement was discovered to be insufficient to result in the contributions of certain assets by SGP and MGP, respectively, to ARLP pursuant to the Original Agreement being on a proportionate economic basis. Pursuant to the Amendment, ARLP issued an additional 20,960 ARLP common units to SGP and paid SGP $42,548.80 in cash, representing the aggregate per ARLP common unit distribution of $2.03 that SGP would have received since the date of the Original Agreement if the 20,960 ARLP common units had been issued to SGP on the date of the Original Agreement. For further details of the Original Agreement and the transactions contemplated thereby, please see AHGP’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2017. A copy of the Amendment is attached hereto as Exhibit B and is incorporated herein by reference.

Further, the Reporting Person acquired 357,449 ARLP common units pursuant to a divorce decree on November 10, 2011.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

(a) – (b) The aggregate number and percentage of shares of ARLP common units beneficially owned by the Reporting Person (on the basis of a total of 127,125,437 ARLP common units issued and outstanding as of November 7, 2023) are as follows:

(1)	Amount beneficially owned:

16,580,988 ARLP common units Percentage: 13.0%

(2)	Number of ARLP common units to which the Reporting Person has:

(i)       Sole power to vote or to direct the vote: 16,580,988

(ii)       Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 16,580,988

(iv)       Shared power to dispose or to direct the disposition of: 0

(c)       Except as set forth in this Amendment, the Reporting Person has not engaged in any transaction in ARLP common units during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023

KATHLEEN CRAFT MOWRY

By:	/s/ Mindy Kerber
Name:	Mindy Kerber
Title:	Attorney-in-Fact

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